SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           BlackRock Fund Investors I

                                (NAME OF ISSUER)

            Shares of beneficial interest (par value $.01 per share)

                         (TITLE OF CLASS OF SECURITIES)

                                    091913301

                                 (CUSIP NUMBER)

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     Check the following box if a fee is being paid with this statement |X|.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





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CUSIP NO.  091913301                 13G
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1        NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Honeywell Master Trust
         IRS Identification No. 04-3163166

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                  (b) |_|
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Massachusetts

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        NUMBER OF               5     SOLE VOTING POWER
         SHARES                       3,909.91

      BENEFICIALLY           ---------------------------------------------
                                 6     SHARED VOTING POWER
        OWNED BY                       0

          EACH               --------------------------------------------
        REPORTING                7     SOLE DISPOSITIVE POWER
                                       3,909.91
         PERSON
          WITH               --------------------------------------------
                                 8     SHARED DISPOSITIVE POWER
                                       0

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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,909.91

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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                             |_|

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         7.80%
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12       TYPE OF REPORTING PERSON*

         EP

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Item 1(a)    Name of Issuer:

             BLACKROCK FUND INVESTORS I

Item 1(b)    Address of Issuer's Principal Executive Offices:

             345 PARK AVENUE, 30TH FLOOR
             NEW YORK, NEW YORK  10154

Item 2(a)    Name of Person Filing:

             HONEYWELL MASTER TRUST

Item 2(b)    Address of Principal Business Office or, if none,
             Residence:
             HONEYWELL MASTER TRUST
             C/O BOSTON SAFE DEPOSIT AND TRUST COMPANY
             ONE CABOT ROAD
             MEDFORD, MASSACHUSETTS, 02155-5519

Item 2(c)    Citizenship:

             STATE OF MASSACHUSETTS

Item 2(d)    Title of Class of Securities:
             SHARES OF BENEFICIAL INTEREST (PAR VALUE $.01 PER
             SHARE)

Item 2(e)    CUSIP Number:

             091913301

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

             (a)      [ ]    Broker or Dealer registered under Section 15
                             of the Act

             (b)      [ ]    Bank as defined in section 3(a)(6) of the Act

             (c)      [ ]    Insurance Company as defined in section
                             3(a)(19) of the Act

             (d)      [ ]    Investment Company registered under section
                             8 of the Investment Company Act

             (e)      [ ]    Investment Adviser registered under section
                             203 of the Investment Advisers Act of 1940

             (f)      [X]    Employee Benefit Plan, Pension Fund which is
                             subject to the provisions of the Employee
                             Retirement Income Security Act of 1974 or
                             Endowment Fund; see S240.13d-1(b)(1)(ii)(F)

             (g)      [ ]    Parent Holding Company, in accordance with
                             S240.13d-1(b)(ii)(G)  (Note:  See Item 7)

             (h)      [ ]    Group, in accordance with S240.13d-
                             1(b)(1)(ii)(H)


Item     4.  Ownership.

    (a)      Amount Beneficially Owned:

             3,909.91 SHARES OF BENEFICIAL INTEREST

    (b)      Percent of Class:

             7.80%

    (c)      Number of shares as to which such person has:

             (i)      sole power to vote or to direct the vote

                      3,909.91

             (ii)     shared power to vote or to direct the vote

                      0

             (iii)    sole power to dispose or to direct the disposition of
                      3,909.91

             (iv)     shared power to dispose or to direct the disposed of

                      0

Item     5.  Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item     6.  Ownership of More than Five Percent on Behalf of
             Another Person.

             NOT APPLICABLE

Item     7.  Identification and Classification of the Subsidiary
             Which Acquired the Security Being Reported on By the

             Parent Holding Company.

             NOT APPLICABLE

Item     8.  Identification and Classification of Members of the

             Group.

             NOT APPLICABLE

Item     9.  Notice of Dissolution of Group.

             NOT APPLICABLE


Item     10. Certification

             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               TRUSTEE OF HONEYWELL MASTER TRUST

                                                By:

                                                Name:James C. McElerey

                                                Title:Vice President

Dated:  FEBRUARY 13, 1996